CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,095,000	$127.24

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 9, 2015 (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus Addendum dated February 3, 2015)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$1,095,000 Reverse Convertible Notes due February 12, 2016 Linked to the United States Oil Fund, LP Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	The United States Oil Fund, LP (Bloomberg ticker symbol “USO UP <Equity>”).

Initial Valuation Date:	February 9, 2015

Issue Date:	February 12, 2015

Final Valuation Date*:	February 9, 2016

Maturity Date*:	February 12, 2016

Interest Payment Dates:	The 12th day of each month during the term of the Notes, provided that the final Interest Payment Date will be the Maturity Date (subject to the Business Day convention noted below).

Interest Rate:	8.15% per annum (subject to the Day Count convention noted below).

Payment at Maturity:

If you hold your Notes to maturity, you will receive (subject to our credit risk) on the Maturity Date a cash payment per $1,000 principal amount Note that you hold determined as follows:

•       If (a) the Final Price is equal to or greater than the Initial Price or (b) the Final Price is less than the Initial Price but a Knock-In Event has not occurred, you will receive a cash payment of $1,000;

•       If (a) the Final Price is less than the Initial Price, (b) a Knock-In Event has occurred AND (c) we do not elect to exercise our physical settlement option, you will receive a cash payment calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

•       If (a) the Final Price is less than the Initial Price, (b) a Knock-In Event has occurred AND (c) we elect to exercise our physical settlement option, you will receive (i) an amount of shares of the Reference Asset equal to the Physical Delivery Amount and (ii) a cash payment equal to the Fractional Share Amount times the Final Price.

If a Knock-In Event occurs, and if the Final Price is less than the Initial Price, your Notes will be fully exposed to the negative performance of the Reference Asset from the Initial Price to the Final Price. In such an event, if we elect to exercise our physical settlement option, the market value of the shares of the Reference Asset that you receive may be less than the amount of cash that you would have received had we not elected to exercise such option and is expected to be substantially less than the value of your original investment.

Any payment on the Notes, including the interest payments and any payment at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to UK Bail-In Powers” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus addendum.

Knock-In Event:

A Knock-In Event occurs if, on any scheduled trading day during the term of the Notes, the Closing Price of the Reference Asset is less than the Knock-In Barrier Price.

If a Market Disruption Event occurs on any scheduled trading day during the term of the Notes, such day will be disregarded for purposes of determining whether a Knock-In Event has occurred.

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:**	$19.47, the Closing Price of the Reference Asset on February 6, 2015.

Final Price:**	The Closing Price of the Reference Asset on the Final Valuation Date.

Knock-In Barrier Price:**	$11.68, the Initial Price multiplied by 60.00%, rounded to the nearest cent.

Consent to U.K. Bail-In Power	By acquiring the Notes, you acknowledge, agree to be bound by, and consent to the exercise of, any U.K. Bail-In Power. See “Consent to Bail-In Power” on page PS-4 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.25%	98.75%
Total	$1,095,000	$1,095,000	$13,687.50	$1,081,312.50

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $977.40 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-4 of this pricing supplement.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and on page 3 of the prospectus addendum and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Physical Settlement at the Option of the Issuer:	If (a) the Final Price is less than the Initial Price, (ii) a Knock-In Event has occurred AND (c) we elect to exercise our physical settlement option, you will receive on the Maturity Date an amount of shares of the Reference Asset equal to the Physical Delivery Amount (and, if applicable, a cash payment in respect of the Fractional Share Amount) as described above under “Payment at Maturity”.

Physical Delivery Amount:**	51, which is a number of shares of the Reference Asset equal to $1,000 divided by the Initial Price, rounded down to the nearest whole number.

Fractional Share Amount:**	0.36107, which is equal to the number of fractional shares of the Reference Asset resulting from dividing $1,000 by the Initial Price.

Closing Price:

With respect to any day, the official closing price per share of the Reference Asset on that day as displayed on Bloomberg Professional® service page “USO UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing price per share of the Reference Asset will be based on the alternate calculation as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement.

Tax Allocation of the Interest Payments on the Notes:	Deposit: 9.40% of each interest payment on the Notes Put Premium: 90.60% of each interest payment on the Notes

Calculation Agent:	Barclays Bank PLC

Business Days:	Following; Unadjusted

Day Count:	30/360

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	06741JZ77 / US06741JZ779

*	Subject to postponement in the event of a market disruption event, as described under “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this pricing supplement.
**	Subject to adjustment as described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the prospectus addendum February 3, 2015 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, the prospectus addendum and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Prospectus Addendum dated February 3, 2015:

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately one month after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates a hypothetical range of payments that you may receive at maturity (excluding the final interest payment) under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following examples do not take into account any tax consequences from investing in the Notes. These examples also make the following key assumptions:

•	Initial Price: $19.47

•	Knock-In Barrier Price: $11.68

•	Physical Delivery Amount: 51 shares

•	Fractional Share Amount: 0.36107 shares

•	Interest Rate: 8.15% per annum

•	Dividend Yield on the Reference Asset: 0.00% per annum

•	The term of the Note is one year and you hold your Notes to maturity.

			Knock-In Event Does Not Occur		Knock-In Event Occurs
Final Price	Reference Asset Return	Return on Direct Investment the Reference Asset	Payment at Maturity*	Total Return on Notes	Payment at Maturity*	Total Return on Notes***
$38.94	100.00%	100.00%	$1,000.00	8.15%	$1,000.00	8.15%
$36.99	90.00%	90.00%	$1,000.00	8.15%	$1,000.00	8.15%
$35.05	80.00%	80.00%	$1,000.00	8.15%	$1,000.00	8.15%
$33.10	70.00%	70.00%	$1,000.00	8.15%	$1,000.00	8.15%
$31.15	60.00%	60.00%	$1,000.00	8.15%	$1,000.00	8.15%
$29.21	50.00%	50.00%	$1,000.00	8.15%	$1,000.00	8.15%
$27.26	40.00%	40.00%	$1,000.00	8.15%	$1,000.00	8.15%
$25.31	30.00%	30.00%	$1,000.00	8.15%	$1,000.00	8.15%
$23.36	20.00%	20.00%	$1,000.00	8.15%	$1,000.00	8.15%
$21.42	10.00%	10.00%	$1,000.00	8.15%	$1,000.00	8.15%
$19.47	0.00%	0.00%	$1,000.00	8.15%	$1,000.00	8.15%
$17.52	-10.00%	-10.00%	$1,000.00	8.15%	$900.00**	-1.85%
$15.58	-20.00%	-20.00%	$1,000.00	8.15%	$800.00**	-11.85%
$13.63	-30.00%	-30.00%	$1,000.00	8.15%	$700.00**	-21.85%
$11.68	-40.00%	-40.00%	$1,000.00	8.15%	$600.00**	-31.85%
$9.74	-50.00%	-50.00%	N/A	N/A	$500.00**	-41.85%
$7.79	-60.00%	-60.00%	N/A	N/A	$400.00**	-51.85%
$5.84	-70.00%	-70.00%	N/A	N/A	$300.00**	-61.85%
$3.89	-80.00%	-80.00%	N/A	N/A	$200.00**	-71.85%
$1.95	-90.00%	-90.00%	N/A	N/A	$100.00**	-81.85%
$0.00	-100.00%	-100.00%	N/A	N/A	$0.00	-91.85%

*	Per $1,000 principal amount Note, excluding the final interest payment.
**	Assumes that we do NOT elect to exercise our physical settlement option at maturity, as described on the cover page of this pricing supplement. If we elect to exercise our physical settlement option, the market value of the shares that you receive at maturity may be less, and may be substantially less, than the cash payment that you would have received had we not elected to exercise our physical settlement option.
***	Includes the interest payments on the Notes.

The following examples illustrate how the payments at maturity set forth in the table on the previous page are calculated:

Example 1: The Reference Asset increases from an Initial Price of $19.47 to a Final Price of $21.42.

Because the Final Price is greater than the Initial Price, you will receive a cash payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes).

Example 2: The Reference Asset decreases from an Initial Price of $19.47 to a Final Price of $17.52 but a Knock-In Event has not occurred.

Although the Final Price is less than the Initial Price, a Knock-In Event has not occurred. Accordingly, you will receive a cash payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes).

Example 3: The Reference Asset decreases from an Initial Price of $19.47 to a Final Price of $17.52, a Knock-In Event HAS occurred, and we do NOT exercise our option to physically settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive a cash payment at maturity of $900.00 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × -10.00%] = $900.00

Example 4: The Reference Asset decreases from an Initial Price of $19.47 to a Final Price of $17.52, a Knock-In Event HAS occurred, and we do exercise our option to physically settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive 51 shares of the Reference Asset at maturity (equal to the Physical Delivery Amount) plus a cash payment of $6.33 (equal to the Fractional Share Amount times the Final Price) for each $1,000 principal amount Note that you hold.

Example 5: The Reference Asset decreases from an Initial Price of $19.47 to a Final Price of $9.74 (resulting in the occurrence of a Knock-In Event on the Final Valuation Date) and we do NOT exercise our option to physical settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive a cash payment at maturity of $500.00 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 × Reference Asset Return]

$1,000 + [$1,000 × -50.00%] = $500.00

Example 6: The Reference Asset decreases from an Initial Price of $19.47 to a Final Price of $9.74 (resulting in the occurrence of a Knock-In Event on the Final Valuation Date) and we do exercise our option to physically settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive 51 shares of the Reference Asset at maturity (equal to the Physical Delivery Amount) plus a cash payment of $3.52 (equal to the Fractional Share Amount times the Final Price) for each $1,000 principal amount Note that you hold.

Examples 3 through 6 above demonstrate that you might receive a payment at maturity that is worth less than your original investment. Examples 3 and 4 demonstrate that the occurrence of a Knock-In Event on any day during the term of the Notes will cause your Notes to be fully exposed to any negative performance of the Reference Asset from the Initial Price to the Final Price even if the Final Price is greater than the Knock-In Barrier Price. Examples 5 and 6 further demonstrate that the occurrence of a Knock-In Event on the Final Valuation Date will cause your Notes to be fully exposed to any negative performance of the Reference Asset from the Initial Price to the Final Price even if a Knock-In Event did not occur on any other day during the term of the Notes.

As noted on the cover page of this pricing supplement, you may lose up to 100% of the principal amount of your investment in the Notes.

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events and Adjustments—The Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a Market Disruption Event with respect to the Reference Asset as well as the consequences of that Market Disruption Event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Not Comprised of Equity Securities”; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Exchange-Traded funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date. If the Final Valuation Date is postponed, the Maturity Date will be postponed such that the number of business days from the Final Valuation Date to the Maturity Date remains the same. No additional interest will accrue as a result of delayed payment.

•	Interest Payments on the Notes—The Notes will bear interest from the Issue Date at the Interest Rate specified on the front cover of this pricing supplement. The interest paid will include interest accrued from the Issue Date or the prior Interest Payment Date, as the case may be, to, but excluding, the relevant Interest Payment Date or Maturity Date. No interest will accrue and be payable on your Notes after the scheduled Maturity Date if such Maturity Date is postponed by virtue of a postponement of the Final Valuation Date or otherwise. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close. See “Interest Mechanics” in the accompanying prospectus supplement for more information.

•	Certain U.S. Federal Income Tax Considerations—You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described below. However, the U.S. federal income tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

U.S. Holders. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is not more than one year, we intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

On the cover page we have determined the yield on the Deposit and the Put Premium with respect to each Note, which are treated as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. If the IRS were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ.

On December 7, 2007, the IRS released a notice that may affect the taxation of U.S. holders of certain notes (which may include the Notes). According to the notice, the IRS and the Treasury Department are actively considering whether a U.S. holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.

It is possible, however, that under such guidance, U.S. holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code (which are discussed further in the prospectus supplement) might be applied to such instruments. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult their tax advisors regarding the notice and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

U.S. holders who are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

U.S. holders that are individuals, estates and certain trusts are subject to an additional 3.8% “Medicare tax” on all or a portion of their “net investment income,” which may include the coupon payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Non-U.S. Holders. We currently do not withhold for tax on coupon payments made to non-U.S. holders of the Notes. However, if we determine that there is a material risk that we will be required to withhold on any such payments, we may withhold on such payments at a 30% rate, or require an appropriate and valid IRS Form W-8 from non-U.S. holders to avoid withholding for tax.

In addition, we do not believe that coupon payments made to non-U.S. holders of the Notes are subject to the Section 871(m) withholding tax described under the heading “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.

Non-U.S. holders also are subject to the general rules regarding information reporting and backup withholding described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted):

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Under The Terms of the Notes, You Have Agreed To Be Bound By The Exercise of Any U.K. Bail-in Power By The Relevant U.K. Resolution Authority” (in the accompanying prospectus addendum).

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal. If a Knock-In Event occurs and if the Final Price of the Reference Asset is less than the Initial Price, you will be fully exposed to the negative performance of the Reference Asset. If we do not exercise our option to physically settle your Notes, the amount of your principal that you receive at maturity in cash will be fully exposed to the decline of the Reference Asset from the Initial Price to the Final Price. If we do exercise our option to physically settle your Notes in such an event, you will receive an amount of shares of the Reference Asset with a market value that is expected to be substantially less than the value of your initial investment. You may lose up to 100% of the principal amount of your Notes.

•	Potential Return Limited to the Interest Payments—The positive return on the Notes is limited to the interest payments on the Notes. You will not participate in any appreciation in the value of the Reference Asset and you will not receive more than the principal amount of your Notes at maturity (plus the final interest payment) even if the Reference Asset Return is positive.

•	If a Knock-In Event Occurs, the Payment at Maturity is Not Based on the Price of the Reference Asset at any Time Other than the Closing Price on the Final Valuation Date—The Final Price and the Reference Asset Return will be based solely on the Closing Price of the Reference Asset on the Final Valuation Date. Accordingly, if a Knock-In Event has occurred, and if the price of the Reference Asset dropped precipitously on the Final Valuation Date, the value of the payment at maturity that you will receive on your Notes (whether in the form of a cash payment or shares of the Reference Asset plus cash in lieu of fractional share amounts), if any, will be significantly less than it would have been had your payment at maturity been linked to the price of the Reference Asset at a time prior to such drop. In addition, if a Knock-In Event occurs, such event might adversely affect your ability to sell your Notes prior to maturity and the price at which you might be able to sell them.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including payment at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	The Performance of the Reference Asset is Generally Linked to the Performance of the Crude Oil Market and Adverse Conditions in the Crude Oil Market May Adversely Affect the Value of Your Notes—As described elsewhere in this pricing supplement, the investment objective of the Reference Asset to have the changes in the net asset value of its units reflect the changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma, as measured by the changes in the price of certain futures contract for light, sweet crude oil traded on the New York Mercantile Exchange, less the Reference Asset’s expenses. The spot price for such a commodity will be influenced by many complex and interrelated factors, including, among others, market supply and demand, exploration and production costs, governmental actions and geopolitical events. Any adverse developments in the market for crude oil resulting from such factors may have a negative effect on the Reference Asset and, accordingly, the value of your Notes.

In addition, the crude oil market has experienced significant volatility and downward price movement since approximately the middle of 2014. In turn, the price per share of the Reference Asset has dropped significantly during such time period. There can be no assurances that such volatility in the crude oil market will not continue, nor can there be any assurances that the price per share of the Reference Asset will not continue to decline during the term of your Notes. Please see “Information Regarding the Reference Asset” below for information regarding the Reference Asset, including historical trading prices for shares of the Reference Asset.

•

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action can be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the Notes) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. Accordingly, your rights as a holder of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

•	Certain Features of Exchange-Traded Funds Will Impact the Value of the Reference Asset and the Value of the Notes:

•	Management risk. This is the risk that the investment strategy for the Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in an exchange-traded fund involves risks similar to those of investing in any fund or other type of equity security traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices. However, because the Reference Asset is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell a security because the security’s issuer was in financial trouble. Therefore, the performance of the Reference Asset could be lower than other types of investment funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

•	Derivatives risk. The Reference Asset may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as commodities. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Asset’s losses, and, as a consequence, the losses of your Notes, may be greater than if the Reference Asset invested only in conventional securities.

•	Underperformance Risk. The performance of the Reference Asset may not replicate the performance of, and may underperform, its underlying reference asset (as described above). The Reference Asset will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying reference asset.

•	Holding the Notes is not the Same as Owning Directly the Reference Asset; No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset would have.

•	Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The historical performance of the Reference Asset is not an indication of the future performance of that Reference Asset over the term of the Notes. Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” above.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the market price for light, sweet crude oil;

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate, if any, on the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING REFERENCE ASSET

We have derived all information contained in this pricing supplement regarding the Reference Asset from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, United States Commodity Funds LLC (the “general partner of the United States Oil Fund, LP”), formerly known as Victoria Bay Asset Management, LLC. The units of the Reference Asset trade on the NYSE Arca, Inc. (“NYSE Arca”) under the ticker symbol “USO.”

Information provided to or filed with the SEC by the United States Oil Fund, LP pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located by reference to SEC file numbers 333-153310 and 001-32834, respectively, through the SEC’s website at http://www.sec.gov. The Reference Asset is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder. For additional information regarding the Reference Asset and United States Commodity Funds LLC, please see United States Oil Fund, LP’s prospectus. In addition, information about the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the website for the United States Oil Fund, LP website at www.unitedstatesoilfund.com. Information contained on such website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The United States Oil Fund, LP is a commodity pool that issues units that may be purchased and sold on the NYSE Arca. The United States Oil Fund, LP was organized as a limited partnership under Delaware law on May 12, 2005 and began trading on the NYSE Arca on April 10, 2006. The general partner of the United States Oil Fund, LP is a single member limited liability company formed in Delaware on May 10, 2005 that is registered as a commodity pool operator with the Commodity Futures Trading Commission and is a member of the National Futures Association. The general partner of the United States Oil Fund, LP is also its investment adviser.

The investment objective of the Reference Asset is for changes in percentage terms of the net asset value of the units of United States Oil Fund, LP to reflect the changes in percentage terms of the spot price of light, sweet crude oil delivered to Cushing, Oklahoma as measured by the daily changes in the price of the futures contract for light, sweet crude oil traded on the New York Mercantile Exchange (the “benchmark oil futures contract”) that is the near month contract to expire, except when the near month contract is within two weeks of expiration, in which case it will be measured by the futures contract that is the next month contract to expire, less the fund’s expenses. The United States Oil Fund, LP seeks to achieve its investment objective by investing in futures contracts for light, sweet crude oil and other types of crude oil, diesel-heating oil, gasoline, natural gas and other petroleum-based fuels that are traded on the New York Mercantile Exchange, ICE Futures Exchange or other U.S. and foreign exchanges and other oil-related investments such as cash-settled options on oil futures contracts, forward contracts for oil, cleared swap contracts and over-the-counter transactions that are based on the price of crude oil, heating oil, gasoline, natural gas and other petroleum-based fuels, oil futures contracts and indices based on the foregoing.

As described on the cover page of this pricing supplement, you may receive shares of the Reference Asset at maturity. In making a decision to invest in the Notes, you are urged to review carefully the prospectus for the United States Oil Fund, LP and other publicly available information. You are also urged to consult with your advisors prior to making an investment in the Notes.

Historical Performance of the Reference Asset

The following table sets forth the high and low daily closing prices, as well as end-of-quarter Closing Prices, of the Reference Asset during the periods indicated below. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter/Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2008	87.17	69.00	81.45
June 30, 2008	114.07	80.86	113.77
September 30, 2008	117.48	74.69	82.01
December 31, 2008	79.72	29.02	33.11
March 31, 2009	37.34	22.88	29.05
June 30, 2009	39.68	27.22	37.93
September 30, 2009	38.30	32.11	36.19
December 31, 2009	41.47	35.48	39.28
March 31, 2010	40.98	35.08	40.30
June 30, 2010	42.07	31.85	33.96
September 30, 2010	36.91	31.78	34.84
December 31, 2010	39.00	34.62	39.00
March 31, 2011	42.58	35.39	42.58
June 30, 2011	45.15	35.64	37.26
September 30, 2011	38.94	30.50	30.50
December 31, 2011	39.34	29.74	38.11
March 31, 2012	42.01	37.13	39.23
June 30, 2012	40.15	29.46	31.82
September 30, 2012	36.84	31.43	34.13
December 31, 2012	34.29	31.21	33.36
March 31, 2013	35.49	32.40	34.76
June 30, 2013	34.96	31.01	34.15
September 30, 2013	39.36	34.67	36.85
December 31, 2013	37.42	33.19	35.32
March 31, 2014	37.52	32.81	36.59
June 30, 2014	39.32	35.80	38.88
September 30, 2014	38.86	34.19	34.43
December 31, 2014	34.37	20.30	20.36
February 9, 2015*	19.89	16.56	19.77

*	For the period commencing January 1, 2015 and ending on February 9, 2015

The following graph sets forth the historical performance of the Reference Asset based on daily Closing Prices from January 1, 2008 through February 9, 2015. The Closing Price of one share of the Reference Asset on February 9, 2015 was $19.77.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

You should not take the historical prices of the Reference Asset as an indication of the future performance of the Reference Asset. The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the price of the Reference Asset during any period shown above is not an indication that the price of the Reference Asset is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Asset. The actual performance of the Reference Asset over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical prices shown above.

We obtained the historical trading price information set forth above from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.